
Pernod Ricard

82-3361

SUPPL

DF/Lettres2005/121.2005


05007895

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

25th of April 2005

<u>For the attention of Mrs Felicia KUNG</u>


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH. D.C.
202
SECTION

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

Yours sincerely,

Antoine PERNOD

5/16


SEC MAIL
PROCESSING
SECTION
WASH, D.C.

Pernod Ricard SA acquisition of Allied Domecq plc
A strategic milestone for Pernod Ricard

Pernod Ricard

21 April 2005


RICARD

IMPORTANT DISCLAIMER

This presentation does not constitute or form part of any offer to sell or invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. This document is furnished to you solely for your information. Persons to whom this presentation is made who may, or, intend to vote in respect of the resolutions to be proposed in respect of the Offer, details of which will be set out in the formal scheme circular to be issued by Allied Domecq plc ("Allied Domecq") and the prospectus to be issued by Pernod Ricard S.A. ("Pernod Ricard"), both to be issued subsequent to the date hereof (the "Public Documentation"), are reminded that any decision to vote must be made solely on the basis of the information contained in the Public Documentation, which may be presented differently from the information contained in this document. No reliance may be placed for any purpose on the information contained in this presentation or on its completeness. No representation or warranty by any person, especially Pernod Ricard and the Company nor any of their representatives including, the members of their respective board of directors or their management, express or implied, is made or given as to the accuracy and exhaustiveness of the information or opinions contained in this presentation and liability is excluded, save in the case of fraud, for such information or opinions.

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this presentation is released, published or distributed should inform themselves of and observe such restrictions. The New Pernod Ricard Shares to be issued to Allied Domecq Shareholders under the Scheme have not been and will not be registered under the US Securities Act of 1933 or any US state securities laws. New Pernod Ricard Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act.

This presentation contains statements about Allied Domecq, Goal Acquisition Limited, Pernod Ricard and Fortune Brands, Inc. ("Fortune Brands") that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates, "projects" or, words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of the Company's or Pernod Ricard's or Goal Acquisition Limited's or Fortune Brand's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on the Company's or Pernod's or Goal Acquisition Limited's or Fortune Brand's business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Pernod Ricard or of the Company. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed, projected or implied by such forward-looking statements or from historical results. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to the Company, Goal Acquisition Limited, Pernod Ricard or Fortune Brands or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statements above. All forward-looking statements included in this document are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements.

The expected synergies have been calculated on the basis of the existing cost and operating structures of the current Pernod Ricard Group and Allied Domecq Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

The statement that the Offer is expected to be earnings accretive for Pernod Ricard in the first year does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 30 June 2006 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

Capitalised terms defined in the press release dated 21 April 2005 announcing the Offer have the same meaning when used in this disclaimer.


RICARD


Pernod Ricard

Patrick Ricard
Chairman & CEO


RICARD
RAMAZZOTTI

Compelling strategic rationale

- Second largest Spirits & Wines company worldwide
- Number 1 spirits company outside the US
- A new leader in the premium wine market
- Acquisition of quality brands driving sustainable and profitable growth
- Enhanced geographical footprint with critical mass in key markets
- Highly attractive financial profile: strong cash flow generation through enhanced margins and realisation of significant synergies



A close second player to Diageo globally

Global volumes (mm cases)

	DIAGEO	New Pernod Ricard	Pernod Ricard	[logo]	New Fortune Brands	BACARDI	Fortune Brands	Brown-Forman Corporation	[logo]	V&S	[logo]	CAMPARI
Global volumes (mm cases)	91	77	50	43	31	31	16	15	13	13	11	10
No. of Top 100 brands[1]	17	20[2]	13	13	9	7	3	4	2	1	5	3

Source: IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)

[1] Impact International—Top 100 premium distilled spirits brands worldwide by volume (2004E). San Miguel, UB India, SPI and Tanduay are not presented here as they do not have any Impact 100 brands

[2] Includes Stolichnaya (US), excludes Larios (to be sold to New Fortune Brands)

Gilbey's and DeKuyper included in Fortune Brands



Strategic next step in Pernod Ricard's evolution

- ☑ **Successfully integrated Seagram portfolio**
- ☑ **Turned around key Seagram brands**
  - Chivas (CAGR 02-04: +9%)
  - Martell (CAGR 02-04: +7%)
- ☑ **Delivered outstanding net income growth**
  - +17.3%[1] CAGR 01-04
- ☑ **Deleveraged in just 3 years to the pre-Seagram debt ratio**
  - €1.3bn[2] or 1.6x net debt/EBITDA 04

Pernod Ricard is well positioned to execute this transaction and accelerate value creation by building on proven integration success

[1] *Net income pre exceptional items and goodwill – Source: Pernod Ricard*
[2] *OCEANE accounted as equity*




Pernod Ricard

Richard Burrows & Pierre Pringuet
Joint Managing Directors


RICARD
AMAZZOTTI
AMARO

Integration by Pernod Ricard of circa 2/3 of Allied Domecq Spirits and Wines' business

Pernod Ricard—retained brands		Fortune Brands—on-sale transaction
■ Ballantine's ■ Beefeater ■ Kahlua ■ Malibu ■ Stolichnaya (US)	Core brands	■ Canadian Club ■ Courvoisier ■ Maker's Mark ■ Sauza
■ Tia Maria ■ Imperial ■ Hiram Walker ■ Presidente ■ Don Pedro ■ ...	Local Market Leaders	■ Spain (DYC, Centenario, Larios[1]) ■ Germany (Kümmerling) ■ UK (Teacher's, Harvey's, Cockburn's)
■ Mumm/Perrier Jouët ■ Montana ■ Campo Viejo, Siglo... ■ Mumm Cuvée Napa	Wines	■ Clos du Bois, other US wines



51	Volumes (mm cases)	18
2.4	Sales (€bn)	1.0
1.0	DBC (€bn)	0.4

Source: Pernod Ricard estimates, Allied Domecq FY 04 results. Excluding Britannia (23.75% stake), QSR and other disposals
[1] Acquired from Pernod Ricard



Pernod Ricard acquisition of major brands

	Ballantine's	Kahlua	Malibu	Beefeater	Stolichnaya US distribution	Montana brands[4]	Mumm / Perrier Jouët
Volume[1] (mm cases)	*5.9*	*3.0[2]*	*3.0*	*2.4*	*1.9*	*5.5*	*0.8*
Key markets	■ Spain ■ France ■ Germany ■ Italy ■ Asia	■ US ■ Canada ■ Japan ■ Mexico	■ US ■ France ■ Spain ■ UK	■ Spain ■ US ■ Canada ■ Japan	■ US	■ New Zealand ■ UK ■ US	■ France ■ UK
	■ 11th top brand[3] worldwide ■ Excellent brand image in Asia	■ Strong brand in the US ■ #3 worldwide in liqueurs[3]	■ Truly international brand ■ Significant presence in the US (50% of volumes) ■ Attractive consumer positioning	■ Strong international brand	■ Significant strengthening in the US ■ Belongs to the very dynamic US vodka category	■ Leadership in New Zealand wine ■ Excellent complementarity with Orlando Wyndham	■ Mumm: #3 worldwide in champagne[5] ■ Luxury brand

[1] Source: Allied Domecq
[2] Includes Kahlua Combos
[3] Impact International—Top 100 premium distilled spirits brands worldwide by volume (2004E)
[4] Including other New Zealand wines
[5] IWSR 2004


Pernod Ricard

lio of core brands



Domecq
Pernod Ricard
Core wines & champagnes
2.4
2.0
1.9
1.7
1.2
0.4
7.1
5.5
0.8
efeater
Havana Club
Stolichnaya (US)
Jameson
Martell
The Glenlivet
Jacob's Creek
Montana³
Mumm Perrier Jouët
+2%
+9%
+13%
+9%
+7%
+8%
+9%
+3%
+7%



A strengthened port



Volumes 2004 (mm cases)



Core Spirits
6.0
5.9
3.3
3.0
3.0
Ricard
Ballantine's
Chivas Regal
Kahlua²
Malibu
Volume CAGR 2002-04
(4%)
+2%
+9%
(2%)
+17%¹

Source: Allied Domecq, Pernod Ricard

[1] Data for 2003-2004

[2] Includes Kahlua Combos

[3] Includes other New Zealand wines

A quality offering in all categories



CLAN CAMPBELL
CHIVAS REGAL
12
THE GLENLIVET
12
.ied
JAMESON
WILD TURKEY
101
ROYAL STAG
IMPERIAL
12
Ballantine's



RR

Scotch 21%[1]

Other whiskies 10%[1]





[1] *Market share based on IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)*



A quality offering in all categories

WYBOROWA
Seagram's
Gin
MONTILLA
SOHO
STOLICHNAYA
RUSSIAN VODKA
BEEFEATER
MALIBU
Tia Maria

White spirits[2] & rum 11%[1]

Liqueurs 21%[1]

[1] Market share based on IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)
[2] Stolichnaya: US distribution only
Local brands excluded



A quality offering in all categories


RAMAZZOTTI
RICARD
PERNOD
MINI
51
BECHEROVKA
ORIGINAL
MARTELL
DOMECQ
DON PEDRO

Aniseed & bitters 17%[1]

Brandy & cognac 8%[1]

[1] Market share based on IWSR 2004 – "Western style" spiritS– Own brands only (no agency volumes)



A new leader in the wine market

Volumes of still wines (mm 9-litre cases)
33
23
22
15
15
14
11
10
8
8
7
+12mm
Constellation [1]
New
Pernod Ricard
Pernod Ricard
DIAGEO
TRINCHERO

Source: IWSR 2004, Allied Domecq, Pernod Ricard estimates – Own brands only (no agency volumes) – Excluding brands below US$3 per bottle
[1] Including Mondavi



A diversified portfolio, in line with Pernod Ricard's successful strategy

Portfolio



Champagne

- Mumm
- Perrier Jouët

Wines

- Australia
  - ⇨ Jacob's Creek
  - ⇨ Wyndham Estate
- New Zealand
  - ⇨ Montana
  - ⇨ Lindauer
  - ⇨ Brancott
- US
  - ⇨ Mumm Cuvée Napa
- Argentina
  - ⇨ Graffigna
  - ⇨ Etchart
- Spain
  - ⇨ Bodegas y Bebidas (Campo Viejo)
  - ⇨ Marques de Arienzo



Strategy

- Key markets—United Kingdom, United States, Australia, New Zealand, France, Spain
- Dynamic growth
  - ⇨ Jacob's Creek - 12% volume CAGR 00-04
  - ⇨ Allied Domecq premium wines—8% volume CAGR 02-04
- Leading positions:
  - ⇨ Mumm: #3 worldwide in champagne
  - ⇨ Jacob's Creek: #1 in Australian wines
  - ⇨ Montana: #1 in New Zealand wines
  - ⇨ Bodegas y Bebidas: #1 in Rioja wines



In blue: Pernod Ricard brands
In green: Allied Domecq brands
Source: Pernod Ricard, Allied Domecq, IWSR 2004



Enhanced global footprint with critical mass in key markets

Europe No. 1

North America No. 2

Asia[1] No. 1

Latin America No. 1

Africa[1] No.2

Source : IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes) Stolichnaya US included in New Pernod Ricard



[1] Excluding local players


Pernod Ricard

Increased presence in fast growing markets


Pernod Ricard – Total: 50mm cases
Asia/RoW 27%
Europe 29%
Latin America 10%
France 22%
North America (incl. Mexico) 12%
New Pernod Ricard – Total: 77mm cases
Asia/RoW 20%
Europe 28%
Latin America 10%
France 16%
North America (incl. Mexico) 26%

- Move to #2 position in the fast growing North American market
- Increased presence in established Western markets
  - #1 in Spain, Italy, France and Japan
  - #2 in the UK, Greece and Australia
- Leading presence in high potential developing markets
  - #1 in Mexico, Brazil, Argentina, China, India, Thailand and Russia[1]
  - #2 in South Korea

Source : IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)
Stolichnaya US included in new Pernod Ricard
[1] Excluding local players



The leading spirits company outside the US

		Pernod Ricard	New Pernod Ricard
Total	Volume (mm cases)	50	77
	Position	#2	#2
US	Volume (mm cases)	6	12
	Position	#8	#4
RoW	Volume (mm cases)	44	65
	Position	#2/3	#1



Source : IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)
Stolichnaya US included in new Pernod Ricard



Improved position in North America

Total volumes 20mm cases — 26% of volumes worldwide

United States market share

- In value

	Pernod Ricard	New Pernod Ricard
In value	5%	10%

- In volume

	Pernod Ricard	New Pernod Ricard
In volume	4%	8%

- #3 position in the US market in value, #4 in volume

Canada market share[1]

Pernod Ricard	New Pernod Ricard
2%	20%

- #1 position in the Canadian market

Mexico market share[1]

Pernod Ricard	New Pernod Ricard
2%	28%

- # 1 position in the Mexican market

Source: IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)
Stolichnaya US included in new Pernod Ricard
[1] Volume market shares



A step change for Pernod Ricard's US business



Spirits volumes (mm cases)
34
17
13
13
12
12
10
9
7
6
5
+6.8mm
DIAGEO
New
BACARDI.
New
BROWN-FORMAN
CORPORATION

Source: IWSR 2004 – 'Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)
Stolichnaya US included in new Pernod Ricard
Gilbey's US and DeKuyper US included in Fortune Brands



Significantly increased presence in the US

US market

- #1 worldwide spirits market, with 153mm cases
- Strong growth rate (4% CAGR 2002-04) driven by "cocktail-type" categories (white spirits and liqueurs)

New Pernod Ricard

⇨ #4 position

⇨ Growth-enhancing brand additions:

	Pernod Ricard	New Pernod Ricard
Market share	4%	8%
Volume (mm cases)	5.6	12.4

1.0mm

0.6mm

1.9mm[1]

1.2mm

1.0mm

0.2mm

Source: IWSR 2004 – 'Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)

[1] US distribution only



Increased presence in two well-established markets: the UK and Spain

UK

- #4 worldwide spirits market, with 26mm cases
- Opportunity for Pernod Ricard to become a significant competitor in spirits (current portfolio focused on wine)
- New Pernod Ricard will be #2 with a dynamic portfolio
  - ⇨ Malibu and Tia Maria liqueurs: 0.5mm cases
  - ⇨ Montana and Campo Viejo to enhance wine offering

	Pernod Ricard	New Pernod Ricard
Market share	3%	6%
Volume (mm cases)	0.8	1.7



Spain

- #3 worldwide spirits market with 31mm cases
- Significant portfolio change
  - ⇨ Disposal of Larios (1.7mm cases)
  - ⇨ Addition of 2 key international brands: Ballantine's (1.7mm cases) and Beefeater (0.9mm cases)
  - ⇨ Dynamic liqueur brands, in particular Malibu (0.2mm cases)
- New Pernod Ricard will be #1


22%
12%
Pernod Ricard
New Pernod Ricard
Volume
(mm cases)
3.6
6.9

Source: IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)



Increased presence in Mexico and South Korea, two markets with significant growth potential

Mexico

- Sizable Western-style spirits market (17mm cases)
- New franchise in brandies with Presidente, Don Pedro and Los Reyes (6mm cases)
- Strong platform for further development of Chivas, Martell and Havana Club

Mexico—Spirits market share

	Pernod Ricard	New Pernod Ricard
Market share	2%	28%
Volume (mm cases)	0.3	4.7

Move to #1 position in Mexico

South Korea



- High value international spirits market (4mm cases)
- Increased presence in Scotch Whisky
  - ⇨ Imperial (#1 in South Korea)
  - ⇨ Ballantine's (#5 in South Korea)

South Korea—Spirits market share



	Pernod Ricard	New Pernod Ricard
Market share	5%	34%
Volume (mm cases)	0.2	1.3

Move to #2 position in South Korea



Source: IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)



New Pernod Ricard in a snapshot



	Pernod Ricard 2004	New Pernod Ricard PF 2004
Spirits volume (mm cases)[1]	50	77
Spirits brands in Top 100[2]	13	20
Spirits & Wines sales (€bn)[3]	3.5	5.8
Spirits & Wines EBITDA (€bn)[3]	0.8	1.6

Source: Pernod Ricard estimates

[1] IWSR 2004 – "Western style" spirits, excluding RTDs, wine and wine-based aperitifs – Own brands only (no agency volumes)

[2] Impact International – Top 100 premium distilled spirits brands worldwide by volume (2004E)—incl. Stolichnaya US

[3] Pro forma 2004 figures (post-synergies)




Pernod Ricard

Emmanuel Babeau
CFO


RICARD

Key transaction highlights

Offer value & consideration	■ 670p per share ■ 36.2% premium over unaffected share price[1] ■ Offer for each Allied Domecq plc share: Current value of 670 pence[2] ⇨ 545 pence in cash (c.81% of total consideration) plus ⇨ 0,0158 Pernod Ricard Shares (current value of 125 pence[2]) ■ Mix and match facility ■ Multiples post synergies: ⇨ FV/EBITDA PF 2004: 10.4x[4] ⇨ FV/DBC PF 2004: 8.6x[4]
Structure	■ Scheme of arrangement
Funding[3]	■ Purchase price of equity: €10.7bn (£7.4bn[3]) ■ Proceeds from Fortune Brands: €4.1bn (£2.8bn[3]) ■ Cash consideration to be financed by Pernod Ricard: €4.6bn (£3.2bn[3]) ■ Equity issued by Pernod Ricard: €2.0bn (£1.4bn[3]) (17,48 million Pernod Ricard shares)
Synergies	■ Expected annual cost synergies: c.€300mm (pre tax)
Transaction impact	■ Significant EPS accretion as of year 1 (excluding non-recurring items) ■ Strong double-digit EPS accretion expected as of year 3 once synergies have been extracted ■ Acquisition ROI expected to reach WACC by year 3
Timetable	■ Implementation via scheme of arrangement ■ Deal expected to close within 4 months

[1] Based on Allied Domecq share price of February 3, 2005, the day prior to speculation surrounding a potential offer
[2] Based on Pernod Ricard SA share price of €116
[3] Based on £/€ exchange rate of 0.69
[4] Excluding QSR; post disposals to Fortune Brands; post synergies; including pensions



On-sale agreement with Fortune Brands

- **Pernod Ricard has entered into a binding agreement to sell certain Allied Domecq brands and Allied Domecq production and distribution networks and Pernod Ricard's Larios brand to Fortune Brands ("Fortune Brands assets")**
  - ⇨ Conditional only upon scheme becoming effective
- **Fortune Brands will fund £2.8bn (c. €4.1bn) in cash upfront**
- **Legal transfer of Fortune Brands assets as soon as possible, within 6 months of closing**
- **Fortune Brands paying 9.9x[1] FV/DBC 2004 for Allied Domecq brands and distribution networks**

[1] *Pre-tax, excluding Larios*



A highly synergistic transaction

- **Total expected cost synergies: c. €300 million**
  - ⇨ 5.2% of PF 2004 sales
- **Extraction of expected synergies over three years:**
  - ⇨ 1/3 in year 1
  - ⇨ 2/3 in year 2
  - ⇨ 100% in year 3

- **High level of confidence in the synergy plan**
- **Additional structure costs in line with Seagram transaction:**
  - ⇨ c. 10% of acquired sales
- **Benefit of Seagram experience**
- **Facilitated by Fortune Brands retaining distribution networks in the UK, Germany and Spain**

Note: pre-tax synergies in €mm



The transaction will almost double Pernod Ricard's size



Impact on Net sales 2004PF (Spirits & Wines only)
€3,5bn
€2,3bn
€5,8bn
Pernod Ricard before transaction
Transaction impact
New Pernod Ricard
Impact on EBITA 2004PF (Spirits & Wines only)
€0,75bn
21%1
€1,0bn
(€0,3bn)
€1,45bn
25%1
Pernod Ricard before transaction
Additional DBC
Additional costs
New Pernod Ricard

Source: Pernod Ricard estimates – Using a €/£ rate of 0.69

[1] EBITA margin

New Pernod Ricard EBITA excludes €30 mm of financial interest expenses on Allied Domecq's pension commitments which are classified as financial interest expenses in UK GAAP



Further streamlining of structure costs



Structure costs/sales ratio
23%
19%
16%
Pernod Ricard Pre-Seagram (2001)
Pernod Ricard today (2004)
New Pernod Ricard[1] (2004PF)
Further streamlining of structure costs

Source: Pernod Ricard – Using a €/£ rate of 0.69
Note: Spirits & Wines only
[1] Post synergies

Rapid deleveraging following acquisition

- Similar leverage to Seagram deal at opening

- Fast deleveraging post transaction expected through:
  - ⇨ Cash-flow generation
  - ⇨ Rapid extraction of synergies
  - ⇨ Disposals

Non core assets expected to generate additional disposal proceeds

QSR
FY2004 sales and EBIT: €332mm, €126mm[1]

- Complementary portfolio of attractive brands in the Quick Service Restaurants industry
  - ⇨ Dunkin' Donuts
  - ⇨ Baskin Robbins
  - ⇨ Togo
- Franchised business model leading to superior return on capital employed: 17.3%
- Strong top line and profitability growth
  - ⇨ Like for like sales growth of 6.9%
  - ⇨ Distribution points growth of 6.0%
- Continued positive outlook in 2005

Britannia
FY2004 sales and EBIT[2]: €1,044mm, €112mm

- 23.75% equity stake in Britannia Soft Drinks
- Key portfolio of attractive brands
  - ⇨ Own brands: Tango, Robinsons, R Whites, J_2O, Britvic
  - ⇨ UK franchise: Pepsi
- Leading market share in the UK soft drinks market (19.9%[3])
- Potential IPO expected between 2005 and 2008, subject to market conditions

Source: Allied Domecq 2004 annual report as of 31/08/2004, sterling-denominated data converted to euro using the average annual £/€ rate over the period; Britannia Soft Drinks Ltd 2004 financial statements as of 30/09/2004, sterling-denominated data converted to euro using the average annual £/€ rate over the period
[1] Including income from associates
[2] Sales and EBIT relate to 100% of Britannia Soft Drinks
[3] 2002 volume market share (source: Euromonitor)



Expected timetable

Key milestones	
Posting of Allied Domecq Scheme Document and Pernod Ricard Shareholder Circular	mid May
Pernod Ricard Shareholder Meeting	end June
Allied Domecq Shareholder Meetings	end June
Completion	July
Transfer of brands to Fortune Brands	ASAP, within 6 months of completion



Conclusion


Pernod Ricard

Patrick Ricard

Chairman & CEO


RICARD

A major strategic move


The acquisition of Allied Domecq constitutes a key milestone for Pernod Ricard

- **A major strategic move for the Group**
  - ⇨ Brand portfolio
  - ⇨ Global presence

- **Strong value creation for the shareholders**



Unparalled growth platform



Market cap (€bn)—yearly average

	2000	2001	2002	2003	2004	2005[1]
Market cap (€bn)	3,2	4,5	5,2	5,6	7,2	7,8
Shareholder return[2]	+30%	+18%	+6%	+20%	+28%	

Source: Datastream, Pernod Ricard 2004 results presentation, Pernod Ricard 2003 annual report

[1] Average market cap since 01/01/2005

[2] Assuming dividends reinvested in shares at ex-dividend date



Questions


Pernod Ricard


RICARD
AMARO


Pernod Ricard

Appendices


Pernod Ricard


RICARD
AMAZZOTTI
AMARO

Accelerates value creation by building on our success

	EPS CAGR 01—04	Shareholders return[1] 01—04	Cash Flow[2] CAGR 00—04
Allied Domecq	5%	30%	15%
Brown Forman	8%	58%	0%
Constellation Brands	12%	217%	23%
Diageo	4%	14%	6%
Rémy Cointreau	(6)%	(19)%	20%
Average excluding Pernod Ricard	**4%**	**60%**	**13%**
Pernod Ricard	**9%**	**170%**	**26%**

Source: Allied Domecq, Brown Forman, Constellation Brands, Diageo, Rémy Cointreau and Pernod Ricard 2000 to 2004 annual reports , Datastream, Bloomberg

[1] Assuming dividends reinvested in shares at ex-dividend date

[2] Defined as Net income pre-exceptional + Depreciation & Amortization – change in operating working capital – Net capex



Impact top 100 brands owned by the new Pernod Ricard

Rank	Brand	Company	Type	Sales volume (9-ltr cases mm)	Rank	Brand	Company	Type	Sales volume (9-ltr cases mm)
8	Ricard	Pernod Ricard	Anis/Pastis	6.0	38	Montilla	Pernod Ricard	Rum	2.3
11	Ballantine's	Allied Domecq	Scotch Whisky	5.7	44	Havana Club	Pernod Ricard	Rum	2.0
22	Seagram's Gin	Pernod Ricard	Gin	3.3	51	Pastis 51	Pernod Ricard	Pastis	1.8
23	Chivas Regal	Pernod Ricard	Scotch Whisky	3.3	54	Jameson	Pernod Ricard	Irish Whiskey	1.7
25	100 Pipers	Pernod Ricard	Scotch Whisky	3.2	62	Clan Campbell	Pernod Ricard	Scotch Whisky	1.6
26	Malibu	Allied Domecq	Rum	3.1	75	Ramazzotti	Pernod Ricard	Bitter	1.3
27	Kahlua	Allied Domecq	Liqueur	3.1	84	Martell	Pernod Ricard	Cognac	1.2
30	Stolichnaya (US)[1]	Allied Domecq	Vodka	1.9	85	Don Pedro	Allied Domecq	Brandy	1.2
34	Presidente	Allied Domecq	Brandy	2.5	88	Hiram Walker	Allied Domecq	Liqueur	1.1
35	Beefeater	Allied Domecq	Gin	2.4	96	Wyborowa	Pernod Ricard	Vodka	1.0

Source: Impact International—Top 100 premium distilled spirits brands worldwide by volume (2004E)

[1] *Source: Allied Domecq FY2004 annual report*

